EXHIBIT 21

Subsidiaries

Global Equity Partners Plc., a corporation organized under the laws of the Republic of Seychelles, is a wholly-owned subsidiary of Global Equity International, Inc.

GE Professionals DMCC, a corporation organized under the laws of the United Arab Emirates, is a wholly-owned subsidiary of Global Equity Partners Plc.